Filed Pursuant to Rule 424(b)(3)
Registration No. 333-209586

Dividend Reinvestment and Stock Purchase Plan

4,809,954 shares of PG&E Corporation common stock, no par value

This prospectus describes the PG&E Corporation Dividend Reinvestment and Stock Purchase Plan ("Plan") which provides a convenient and low-cost way to invest in PG&E Corporation common stock.

Investing in PG&E Corporation common stock involves risks. Please consider carefully the "Risk Factors" beginning on page 3 of this prospectus.

This prospectus is not an offer to sell securities and it is not soliciting an offer to buy securities in any state or country where the offer or sale is not permitted.

PG&E Corporation common stock is listed on the New York Stock Exchange and trades under the ticker symbol "PCG".  The closing price on August 29, 2016 on the New York Stock Exchange was $62.36.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION OR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is August 30, 2016.

TABLE OF CONTENTS

		Page
About This Prospectus		1
Where You Can Find More Information		2
Certain Documents Incorporated by Reference		2
The Company		2
Risk Factors		3
Forward-Looking Statements		3
Key Features of the Plan		3
Terms and Conditions		5
1	How can I participate in the Plan?	5
2	How do I get started?	5
3	How do I reinvest dividends?	5
4	How do I change my election?	6
5	What is the source of shares purchased by the Administrator under the Plan?	6
6	When are dividends reinvested?	6
7	How do I make an initial investment?	6
8	How do I make additional investments?	7
9	When will shares be purchased?	8
10	How will the price of shares purchased under the Plan be determined?	8
11	Will I receive certificates for shares purchased?	8
12	What is safekeeping?	8
13	Can I get certificates if I want them?	9
14	What happens if there is a stock split, stock dividend, or other distribution with respect to PG&E Corporation
	common stock	9
15	How can I transfer or gift shares?	9
16	How do I sell shares?	10
17	What are the costs?	11
18	What about taxes?	12
19	Will I have the same rights as a shareholder?	12
20	What provisions are made for non-U.S. residents?	12
21	How will I keep track of my investments?	13
22	How would I terminate my participation?	13
23	What if I have questions about the Plan?	14
24	What are the responsibilities of PG&E Corporation and the Administrator?	15
25	Can PG&E Corporation make changes to the Plan?	15
26	What law governs the Plan?	15
27	How is the Plan to be interpreted?	15
28	How do I participate in the waiver discount?	15
Use of Proceeds		18
Legal Matters		18
Experts		18

PG&E Corporation Dividend Reinvestment and Stock Purchase Plan

This prospectus describes the PG&E Corporation Dividend Reinvestment and Stock Purchase Plan ("Plan"). PG&E Corporation has appointed Wells Fargo Shareowner Services (the "Administrator"), a division of Wells Fargo Bank, N.A., to administer the Plan. Certain administrative support will be provided to the Administrator by its designated affiliates.  Orders received by the Administrator to purchase or sell shares under the Plan may be executed by an affiliated broker of the Administrator.

The shares of PG&E Corporation common stock purchased by participants under the Plan may be newly issued shares or may be shares purchased by the Administrator on the open market, as directed by PG&E Corporation.

The Plan is designed for long-term investors who wish to invest and build their share ownership over time. The Plan provides you the opportunity to reinvest all or a portion of the cash dividends paid on PG&E Corporation common stock and Pacific Gas and Electric Company preferred stock into additional shares of PG&E Corporation common stock. The Plan includes a stock purchase feature permitting participants to make optional cash purchases of additional shares of common stock. An initial investment in our common stock can also be made through the Plan. You can also sell shares through the Plan. Unlike an individual stock brokerage account, the timing of purchases and sales is subject to the provisions of the Plan, as discussed below.

You can participate in the Plan if you are a registered holder of PG&E Corporation common stock or Pacific Gas and Electric Company preferred stock. If you do not own PG&E Corporation common stock or Pacific Gas and Electric Company preferred stock, you can become a participant by making your initial purchase of PG&E Corporation common stock directly through the Plan. There are no fees to enroll in the Plan or to reinvest all or a portion of your dividends. Fees are charged for initial investments, optional cash purchases, and sales of stock.

If you are not currently a participant in the Plan, you can enroll online at shareowneronline.com or you can complete an Account Authorization Form and mail it to the Administrator (see Contact Information under "What if I have questions about the Plan?"). For information on how to enroll online or how to obtain an Account Authorization Form from the Administrator see Terms and Conditions below.

Participation in the Plan is strictly voluntary. Participants may terminate their enrollment in the Plan and withdraw their common shares from their accounts at any time, subject to the terms outlined in this prospectus.

About This Prospectus

This document is called a prospectus and relates to a registration statement that we filed with the Securities and Exchange Commission ("SEC") relating to the shares of our common stock offered under the Plan. This prospectus does not include all of the information in the registration statement.  The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about PG&E Corporation, the Plan, and the securities offered. The registration statement can be read at the SEC web site or at the SEC office mentioned under the heading "Where You Can Find More Information." You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in or incorporated by reference into this prospectus is accurate only as of the date on the front cover of this prospectus or the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates. Unless otherwise mentioned or unless the context requires otherwise, (i) all references in this prospectus to "we," "us," "our" or similar references mean PG&E Corporation, and (ii) all references in this prospectus to "stock," "our stock," "PG&E Corporation stock," "your stock," "shares," or "PG&E Corporation shares" refer to our common stock.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public online at the SEC's website at www.sec.gov. You may also read and copy certain reports, statements or other information that we file at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. You can also find information about us by visiting our website at www.pgecorp.com.  The information contained or accessible on our website is not part of this prospectus.

Certain Documents Incorporated by Reference

The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (other than documents and information deemed to have been furnished and not filed in accordance with the SEC rules) until the Plan is terminated:

•	Annual Report on Form 10-K for the year ended December 31, 2015;
•	All other reports filed under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of the fiscal year ended December 31, 2015; and
•
A description of PG&E Corporation common stock as set forth in PG&E Corporation's registration statement on Form 8-B filed under the Securities Exchange Act of 1934, including all amendments and reports filed for the purpose of updating the description.

You may request a copy of these filings (other than exhibits to such documents, unless the exhibits are specifically incorporated by reference in such documents) at no cost to you by calling PG&E Corporation's Corporate Secretary at 1-415-973-8200 or writing to: Office of the Corporate Secretary, PG&E Corporation,  77 Beale Street, MC B24W, San Francisco, CA 94105.

The Company

PG&E Corporation, incorporated in California in 1995, is a company whose primary purpose is to hold interests in energy-based businesses. The company conducts its business principally through Pacific Gas and Electric Company, a public utility operating in northern and central California. Pacific Gas and Electric Company generates revenues mainly through the sale and delivery of electricity and natural gas to customers. PG&E Corporation became the holding company of Pacific Gas and Electric Company and its subsidiaries on January 1, 1997. Both PG&E Corporation and Pacific Gas and Electric Company are headquartered in San Francisco, California. Our principal executive offices are located at 77 Beale Street, 32nd Floor, San Francisco, CA 94105 and our general telephone number is 1-415-973-1000.

Risk Factors

Investing in PG&E Corporation common stock involves risk. These risks are described under Part I, Item 1A. Risk Factors, of our most recent Annual Report on Form 10-K (which is incorporated by reference into this prospectus) and may be subsequently updated in our quarterly reports on Form 10-Q (which are also incorporated by reference into this prospectus). See "Where You Can Find More Information" above. Before making a decision to invest, you should carefully consider these risks as well as other information contained or incorporated by reference into this prospectus.

Forward-Looking Statements

This prospectus, including the documents incorporated by reference, contains various forward-looking statements. These forward-looking statements can be identified by the use of words such as "assume," "expect," "intend," "forecast," "plan," "project," "believe," "estimate, " "predict," "anticipate," "may," "should," "would," "could," "potential" and similar expressions. We base these forward-looking statements on our current expectations and projections about future events, our assumptions regarding these events and our knowledge of facts at the time the statements are made. These forward-looking statements are subject to various risks and uncertainties, the realization or resolution of which may be outside our control, and our actual results could differ materially from our projected results. For a discussion of these risks and uncertainties and the additional factors that could affect the validity of our forward-looking statements, as well as our financial condition and our results of operations, you should read the sections titled "Risk Factors" in Part I, Item 1A and "Cautionary Language Regarding Forward- Looking Statements" and similarly titled sections in Part I, Item 7 of our most recent annual report on Form 10-K, as may be updated in our quarterly reports on Form 10-Q. We are not able to predict all the factors that may affect future results.  We qualify all our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of the date of this prospectus or the date of the document incorporated by reference.  Except as required by applicable laws or regulations, we do not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Key Features of the Plan

Anyone Can Participate
You may participate in the Plan if you currently own PG&E Corporation common stock or Pacific Gas and Electric Company preferred stock that is registered in your name, or you can participate by making your initial investment in common stock through the Plan with a minimum initial investment of $250. Alternatively, you may authorize the automatic investment feature and initiate your investment with only $50 and a commitment for at least five reoccurring investments.

A participant must continue to own at least one share of PG&E Corporation common stock in his or her Plan account. If your Plan account balance is less than one share, your account will be closed, the fractional share will be liquidated at our expense, and a check in the amount of the liquidation proceeds will be mailed to you at the address that we have on file for you.  In appropriate cases, we may waive this requirement.

Optional Cash Purchases
Once you are a registered shareholder, you can buy PG&E Corporation common stock and pay market-based fees. You can make additional purchases of PG&E Corporation stock in amounts as little as $50 per purchase, up to $250,000 annually and either pay by check or have your payment automatically deducted from your bank account.

Convenient Share Sales
You can sell PG&E Corporation common stock and pay market-based fees.

Full Investment
Full investment of your funds, less fees (if applicable), is possible because you will be credited with both whole shares and fractional shares computed to three decimal places. Dividends will be paid not only on whole shares but also proportionately on fractional shares. You also have the option to reinvest all of your dividends on your preferred shares of Pacific Gas and Electric Company.

Dividend Reinvestment
You can reinvest all or a portion of your cash dividends. You also have the choice to receive your dividends in a cash payment. When you enroll in the Plan, you may select the option to automatically reinvest your dividend.  If you do not select an option, the Plan Administrator will default your choice to full reinvestment.  You may change your election at any time either online, by telephone or by sending a new Authorization Form by mail (see Contact Information under "What if I have questions about the Plan?"). Changes received after the record date of a dividend will be effective for the following dividend.

Share Safekeeping
You can deposit your PG&E Corporation common stock certificates with the Administrator for safekeeping, at no cost to you. You can request withdrawal of any or all of your whole shares of PG&E Corporation common stock. A certificate for those shares will be sent to you, free of charge.

Gifts and Other Share Transfers
You can make gifts or other transfers of PG&E Corporation common stock you hold in your Plan account.

Terms and Conditions

The following questions and answers constitute our Plan:

1.	How can I participate in the Plan?
If you already own PG&E Corporation common stock or Pacific Gas and Electric Company preferred stock and the shares are registered in your name, you may participate immediately. You may participate by choosing to reinvest all or part of your quarterly dividend, or by making an additional investment.

Shareholders of record who elect to reinvest all or part of their dividend will have access to their account online at shareowneronline.com and will receive quarterly account statements.

If your shares are held for you in a brokerage account, you may participate by instructing your broker to transfer your shares of PG&E Corporation common stock or Pacific Gas and Electric Company preferred stock into your own name and enrolling in the Plan.

If you do not currently own any PG&E Corporation common stock, you can participate by making an initial investment through the Plan.  Please see below regarding an initial investment.

2.	How do I get started?
Enrollment is available online at shareowneronline.com (see below regarding information on how to enroll online). Alternatively, you may enroll by completing an Account Authorization Form and mailing it to the Administrator. Your participation will begin promptly after your Account Authorization Form is received. Once you have enrolled, your participation continues automatically, for as long as you wish.

3.	How do I reinvest dividends?
You can choose to reinvest the cash dividends payable to you with respect to your shares of PG&E Corporation common stock and/or Pacific Gas and Electric Company preferred stock in additional shares of PG&E Corporation common stock.  You can choose to reinvest all or a portion of such dividends. The Administrator will remit to you any dividends you choose not to reinvest either by check or by automatic deposit to a bank account you designate. PG&E Corporation pays dividends on both whole and fractional shares in the Plan and will credit your account with the whole and fractional shares that are purchased with your dividends.

Full dividend reinvestment — All cash dividends payable on shares held in the Plan, along with any shares held in physical certificate form or through book-entry Direct Registration Shares (''DRS''), will be used to purchase additional shares. The participant will not receive cash dividends; instead, all dividends will be reinvested. Whole and fractional shares will be allocated to the Plan account.

Partial dividend reinvestment by percentage — A participant may elect to reinvest a portion of the dividend and receive the remainder in cash. The percentage elected will be applied to the total shares held in the Plan, along with any shares held in physical certificate form or held through book-entry DRS. A participant may elect percentages from 10%-90%, in increments of 10%. The cash portion of dividends will be sent by check unless the participant has elected to have those dividends deposited directly into a designated bank account.

An example of partial reinvestment by percentage: A participant has a total of 150 shares; 120 shares are held in the Plan, 15 in physical certificate form and 15 shares in book entry DRS. The participant chooses to have 50% of the total dividend reinvested. This will equate to 75 shares having dividends reinvested and 75 shares having dividends paid in cash.

Cash Dividends — All dividends payable to the participant will be paid in cash. This includes the dividend payable on all shares held in the Plan, any shares held in physical certificate form or held through book entry DRS.  The participant's dividend payment will be sent by check unless the participant has elected to have those dividends deposited directly to a designated bank account.

Direct deposit of cash dividends
For electronic direct deposit of any dividend funds, contact the Plan Administrator to request a Direct Deposit of Dividends Authorization Form. The participant should include a voided check or deposit slip from the bank account for which to set up direct deposit. If the shares are jointly owned, all owners must sign the form.

For a particular dividend to be reinvested, your Account Authorization Form must be received by the Administrator on or before the record date for that dividend. The record date normally will be about two to four weeks prior to the payment date. (For example, if the record date for a dividend to be paid on July 15 is June 30, your Account Authorization Form must be received on or before June 30 in order for the July 15 dividend payment to be reinvested.)

You may send in optional cash with any of the above options.

4.	How do I change my election?
You may change your election at any time online at shareowneronline.com or by notifying the Administrator. To be effective with respect to a particular dividend, any such change must be received by the Administrator on or before the record date for that dividend. You may, of course, choose not to reinvest any of your dividends, in which case the Administrator will remit any dividends to you by check or automatic deposit to a bank account you designate.

5.	What is the source of shares purchased by the Administrator under the Plan?
The Administrator will purchase the shares needed to meet participants' investments under the Plan either directly from PG&E Corporation or on the open market, as directed by us.

6.	When are dividends reinvested?
If we direct the Administrator to purchase shares directly from PG&E Corporation, the Administrator will invest dividends in additional shares of common stock on the payment date or the first business day after the payment date.

If we direct the Administrator to purchase shares on the open market, the Administrator will invest dividends in additional shares of PG&E Corporation common stock as soon as administratively possible, on or after the payable date, normally within one week. In the unlikely event that, due to unusual market conditions, the Administrator is unable to invest the funds within 30 days, the Administrator will remit the funds to you by check. No interest will be paid on funds held by the Administrator pending investment.

7.	How do I make an initial investment?
You can make an initial cash investment in the Plan for as little as $250 but not more than $250,000 in a year. Your initial investment can be made:

Via online enrollment by:
•	Authorizing one deduction (minimum of $250) from a U.S. or Canadian financial institution;
•	Authorizing a minimum of five $50 automatic deductions from a U.S. or Canadian financial institution; or
•	Opening your account online and sending your initial investment of $250 or more.

Using an Account Authorization Form and:
•	Making one payment (minimum of $250) by check payable to "Shareowner Services"
•	By authorizing a deduction (minimum of $250) from a U.S. or Canadian financial institution; or
•	By authorizing a minimum of five $50 automatic deductions from a U.S. or Canadian financial institution. (Direct debit of cash will be made on the 8th, 23rd or both days of each month.)

8.	How do I make additional investments?
Any initial, recurring, or one-time optional cash investment will be invested within five (5) trading days, and no later than 35 trading days, except where postponement is necessary to comply with Regulation M under the Securities Exchange Act of 1934 or other applicable provisions of securities law. In making purchases for the participant's account, the Administrator may commingle the participant's funds with those of other participants of the Plan. Purchases may be subject to certain fees and conditions (see Investment Summary and Fees under "What are the costs?").

Checks – To make an investment by mail, payments must be in U.S. dollars and drawn on a U.S. or Canadian financial institution. Cash, money orders, traveler's checks or third party checks are not accepted.

Automatic investments — A participant may setup a one-time, semi-monthly or monthly automatic withdrawal from a designated bank account. The request may be submitted online, by telephone or by sending an Account Authorization Form by mail (see Contact Information under "What if I have questions about the Plan?").  Requests are processed and become effective as promptly as administratively possible. Once the automatic withdrawal is initiated, funds will be debited from the participant's designated bank account on or about the 8th and/or the 23rd of each month and will be invested in PG&E Corporation common stock within five (5) trading days. Changes or a discontinuation of automatic withdrawals can be made online, by telephone or by using the Transaction Request Form attached to the participant's statement. To be effective with respect to a particular investment date, a change request must be received by the Plan Administrator at least 15 trading days prior to the investment date.

A refund request for an optional cash investment made by check must be received in writing by the Administrator not less than two (2) trading days before such amount is to be invested.

The Administrator shall have no liability in connection with any inability to purchase common stock, the timing of any purchases or the value of PG&E Corporation common stock acquired for the participant's account.

If any optional cash investment, including payment by check or automatic withdrawal, is returned for any reason, the Administrator will remove from the participant's account any common stock purchased with such funds, and will sell these shares. The Administrator may also sell additional common stock in the account to recover a returned funds fee for each optional cash investment returned unpaid for any reason and may sell additional shares as necessary to cover any market loss incurred by the Administrator.

Participants will not earn interest on funds held by the Administrator. During the period that an optional cash investment is pending, the collected funds in the possession of the Administrator may be invested in certain Permitted Investments. For purposes of this Plan, "Permitted Investments" shall mean the Administrator may hold the funds uninvested or invested in select Wells Fargo deposit products. The risk of any loss from such Permitted Investments shall be the responsibility of the Administrator. Investment income from such Permitted Investments shall be retained by the Administrator.

Purchases by employees, including optional cash, must be made in compliance with PG&E's Insider Trading Policy. In addition to other limitations, the Insider Trading Policy provides that the participant may not trade in PG&E's common stock if in possession of material, non-public information about PG&E.

9.	When will shares be purchased?
If we direct the Administrator to purchase shares directly from PG&E Corporation or on the open market,  the Administrator will invest initial and additional cash investments generally within five (5) trading days from receipt of your investment amount, less applicable fees, in whole and fractional shares.   Neither PG&E Corporation nor participants in the Plan will control the timing or pricing of shares purchased. Participants will bear any risk associated with fluctuations in the market price of PG&E Corporation stock while investment funds are held pending investment. In the unlikely event that, due to unusual market conditions, the Administrator is unable to invest the funds within 35 days, the Administrator will return the funds to you by check.  No interest will be paid on funds held by the Administrator pending investment.

10.	How will the price of shares purchased under the Plan be determined?
The price of PG&E Corporation shares purchased or sold under the Plan will be calculated differently depending upon whether the transactions are executed directly with PG&E Corporation or on the open market.

•
The price of shares purchased from PG&E Corporation will be the average of the high and the low sale prices of PG&E Corporation common stock as reported in the New York Stock Exchange Composite Transactions obtained from Bloomberg, L.P. on the date of the purchase, or if the New York Stock Exchange is closed on that date, on the next day that the New York Stock Exchange is open.

•
The price of shares purchased or sold on the open market will be the weighted average price per share of all shares of common stock purchased or sold by the Administrator on the date of the purchase or sale.

11.	Will I receive certificates for shares purchased?
No, because the Plan provides for share safekeeping, shares purchased under the Plan will be maintained by the Administrator in your Plan account.

12.	What is safekeeping?
Shares of PG&E Corporation common stock that you buy under the Plan will be maintained in your Plan account in non-certificated (book entry) form for safekeeping. Safekeeping protects your shares against loss, theft or accidental destruction and provides a convenient way for you to keep track of your shares. Only shares held in safekeeping may be sold through the Plan.

A participant holding physical common stock certificates may elect to deposit those certificate(s) for safekeeping, by sending the certificate(s) to the Administrator together with instructions to deposit the certificate(s). The certificate(s) will show as surrendered with the corresponding credit to Plan shares. The transaction will appear on the Plan account statement, and shares will be held by the Administrator in its name or nominee name. These shares will be held until the participant sells, withdraws or terminates participation in the Plan. Because the participant bears the risk of loss in sending stock certificate(s), it is recommended that the participant sends them registered, insured for at least 3% of the current market value and request a return receipt.

Optional Mail Loss Insurance
The participant is advised that choosing registered, express or certified mail alone will not provide full protection, should the certificates become lost or stolen. Mail loss insurance provides the coverage needed to replace and reissue the shares should they become lost or stolen through the mail. The Administrator can provide mail loss insurance for certificates being returned for conversion to book-entry form. Replacement transaction fees may also apply.

To take advantage of the optional mail loss insurance, simply include a check in the amount of $10.00, made payable to "WFSS Surety Program", along with the certificates and instructions. Choose an accountable mail delivery service such as Federal Express, United Parcel Service, DHL, Express Mail, Purolator, TNT, or United States Postal Service Registered Mail. Any one shipping package may not contain certificates exceeding a total value of $100,000. The value of certificate shares is based on the closing market price of the common stock on the trading day prior to the documented mail date.

Claims related to lost certificates under this service must be made within 60 days of the documented delivery service mail date. A copy of the certificate(s) mailed, along with proof that it was sent by trackable mail should be submitted with the claim. This is specific coverage for the purpose of converting shares to book-entry form and the surety is not intended to cover certificates being tendered for certificate breakdown or exchange for other certificates.

13.	Can I get certificates if I want them?
Yes. You may request stock certificates for the whole shares in your book-entry account at any time. Simply contact the Administrator with your request and they will mail you a stock certificate for the requested number of whole shares. Certificates will be issued in the name(s) in which the account is registered, unless you instruct the Administrator otherwise. If the certificate is to be issued in a name other than your Plan account registration, your signature must be guaranteed by a bank or broker participating in the Medallion Guarantee Plan.  Detailed transfer instructions can be obtained by calling the Administrator at 1-888-489-4689.

14.	What happens if there is a stock split, stock dividend, or other distribution with respect to PG&E Corporation common stock?
Any PG&E Corporation common shares held in the Plan are eligible to receive stock distributions for any stock dividends or stock split that PG&E Corporation declares. The shares distributed (whole and fractional) will be allocated directly to your Plan account.

15.	How can I transfer or gift shares?
To authorize a transfer or gift of PG&E Corporation common shares, a participant must submit a Stock Power Form with instructions to transfer ownership of shares, to the Administrator. The form can be found online at shareowneronline.com. For additional assistance regarding the transfer of Plan shares, contact the Administrator (see Contact Information under "What if I have questions about the Plan?"). The form will require a "Medallion Signature Guarantee" by a financial institution. A Medallion Signature Guarantee is a special guarantee for securities and may be obtained through a financial institution such as a broker, bank, savings and loan association, or credit union who participates in the Medallion Signature Guarantee program. The guarantee ensures that the individual requesting the transfer of securities is the owner of those securities. Most banks and brokers participate in the Medallion Signature Guarantee program.

A participant can also gift shares from a Plan account to a non-participant by making an initial cash investment to establish an account in the recipient's name. An optional cash investment can also be submitted on behalf of an existing Plan participant (see Investment Summary and Fees under "What are the costs?").  If a participant's investments or transfers are made to an existing account, dividends on the shares credited to such investments or transfers will be invested in accordance with the elections made by the existing account owner.

16.	How do I sell shares?
You may request that the Administrator facilitate the sale of some or all of the shares held in your Plan account. Sales under the Plan are usually made through an affiliated broker of the Administrator, who will receive a brokerage commission per share sold to be deducted from the cash proceeds paid to you. Typically, the shares are sold through the exchange on which the common shares are traded. Depending on the number of shares to be sold and current trading volume, sale transactions may be completed in multiple transactions and over the course of more than one day. All sales are subject to market conditions, system availability, restrictions and other factors. The actual sale date, time or price received for any shares sold through the Plan cannot be guaranteed.

Participants may instruct the Administrator to sell shares under the Plan through a Batch Order, Market
Order, Day Limit Order, Good-'Til-Date/Canceled Limit Order or Stop Order, however all sales options may not be available at all times.

Batch Order (online, telephone, mail) – The Administrator will combine each request to sell through the Plan with other Plan participant sale requests for a Batch Order. Shares are then periodically submitted in bulk to a broker for sale on the open market. Shares will be sold no later than five business days (except where deferral is necessary under state or federal regulations). Bulk sales may be executed in multiple transactions and over more than one day depending on the number of shares being sold and current trading volumes. Once entered, a Batch Order request cannot be canceled.

Market Order (online or telephone) – The participant's request to sell shares in a Market Order will be at the prevailing market price when the trade is executed. If such an order is placed during market hours, the Administrator will promptly submit the shares to a broker for sale on the open market. Once entered, a Market Order request cannot be canceled. Sales requests submitted near the close of the market may be executed on the next trading day, along with other requests received after market close.

Day Limit Order (online or telephone) –The participant's request to sell shares in a Day Limit Order will be promptly submitted by the Administrator to a broker. The broker will execute as a Market Order when and if the stock reaches or exceeds the specified price on the day the order was placed (for orders placed outside of market hours, the next trading day). The order is automatically canceled if the price is not met by the end of that trading day. Depending on the number of shares being sold and current trading volumes, the order may only be partially filled and the remainder of the order canceled. Once entered, a Day Limit Order request cannot be canceled by the participant.

Good-'Til-Date/Canceled (GTD/GTC) Limit Order (online or telephone) – A GTD/GTC Limit Order request will be promptly submitted by the Administrator to a broker. The broker will execute as a Market Order when and if the stock reaches or exceeds the specified price at any time while the order remains open (up to the date requested or 90 days for GTC). Depending on the number of shares being sold and current trading volumes, sales may be executed in multiple transactions and may be traded on more than one day. The order or any unexecuted portion will be automatically canceled if the price is not met by the end of the order period.  The order may also be canceled by the applicable stock exchange or the participant.

Stop Order (online or telephone) – The Administrator will promptly submit a participant's request to sell shares in a Stop Order to a broker. A sale will be executed when the stock reaches a specified price at any time while the order remains open (up to the date requested or 90 days), at which time the Stop Order becomes a Market Order and the sale will be at the prevailing market price when the trade is executed. The price specified in the order must be below the current market price (generally used to limit a market loss).  Alternatively, you may choose to sell shares in your Plan account through a broker of your choice, in which case you should contact your broker about transferring shares from your Plan account to your brokerage account.

Proceeds from sales made under the Plan will be net of any service fees and trading commission to be paid by the participant. The Administrator will deduct any fees or applicable tax withholding from the sale proceeds.  Sales processed on accounts without a valid Form W-9 for U.S. citizens or Form W-8BEN or Form W-8BEN-E, as applicable, for non-U.S. citizens may be subject to U.S. Federal withholding taxes. Withholding taxes can be avoided by furnishing the appropriate and valid form prior to the sale. Forms are available online at shareowneronline.com. Please see below for more information regarding the cost basis of shares acquired through the Plan.

A check for the proceeds of the sale of shares (in U.S. dollars), less applicable taxes and fees, will generally be mailed by first class mail as soon as administratively possible after settlement date. If a participant submits a request to sell all or part of Plan shares, and the participant requests net proceeds to be automatically deposited to a checking or savings account, the participant must provide a voided blank check for a checking account or blank savings deposit slip for a savings account. If the participant is unable to provide a voided check or deposit slip, the participant's written request must have the participant's signature(s) medallion guaranteed by an eligible financial institution for direct deposit. Requests for automatic deposit of sale proceeds that do not provide the required documentation will not be processed and a check for the net proceeds will be issued. To sell shares through a broker of their choice, the participant may request the broker to transfer shares electronically from the Plan account to the participant's brokerage account.

Our share price may fluctuate between the time the sale request is received and the time the sale is completed on the open market. Neither PG&E Corporation nor the Administrator shall be liable for any claim arising out of failure to sell on a certain date or at a specific price. Neither PG&E Corporation nor the Administrator nor any of its affiliates will provide any investment recommendations or investment advice with respect to transactions made through the Plan. This risk should be evaluated by the participant and is a risk that is borne solely by the participant.

17.	What are the costs?
There is no fee for enrolling in the Plan. Participation is voluntary and you may discontinue your participation at any time.  Applicable fees, if any, are as follows:

Investment Summary and Fees

Summary
Minimum cash investments
Minimum one-time initial purchase for new investors*	$250.00
* Or 5 minimum recurring automatic investments	$50.00
Minimum one-time optional cash investment	$50.00
Minimum recurring automatic investments	$50.00
Maximum cash investments
Maximum annual investment	$250,000.00
Dividend reinvestment options
Reinvest options	Full, Partial,Cash
Fees
Investment fees
Initial enrollment (new investors only)	$10.00
Dividend reinvestment	No Charge
Check investment	$5.00
One-time automatic investment	$2.00
Recurring automatic investment	$2.00
Dividend purchase trading commission per share	No Charge
Optional cash purchase trading commission per share (if open market purchase)	$0.06 per share
Sales fees
Batch Order	$15.00
Market Order	$25.00
Limit Order per transaction (Day/GTD/GTC)	$30.00
Stop Order	$30.00
Sale trading commission per share	$0.10
Direct deposit of sale proceeds	$5.00
Other fees
Certificate issuance	Company Paid
Certificate deposit	Company Paid
Returned check / Rejected automatic bank withdrawals	$35.00 per item
Prior year duplicate statements	$15.00 per year

Any charges imposed by your bank in connection with automatic withdrawals from your bank account are your responsibility.

18.	What about taxes?
Reinvested dividends will be subject to federal income tax in the same manner as if the dividend was paid in cash.  The total amount of dividends and any service fees and trading commissions will be reported to you on Form 1099-DIV, and to the Internal Revenue Service, shortly after the end of the year. The tax basis of PG&E Corporation common shares purchased with reinvested dividends is the amount taxed as a dividend upon the receipt of such shares, including amounts paid for service fees and trading commissions.

The Administrator will send a Form 1099-DIV to you and the Internal Revenue Service after each year-end reporting all dividend income you received during the year on your PG&E Corporation common stock. If you sell shares through the Plan, the Administrator will send a Form 1099-B to you and the Internal Revenue Service after year-end, showing the tax basis applicable to your sold shares and the total proceeds of the transactions. We recommend that you keep your transaction statements, which are helpful for record keeping and tax purposes.

This Plan assumes that each participant will use the first-in, first-out (FIFO) method when determining the tax basis of any shares sold. Participants may designate their preference for a different method of determining the tax basis of shares by identifying this preference in writing to the Administrator. Participants may designate their preference at any time.

19.	Will I have the same rights as a shareholder?
As a Plan participant, you enjoy all the rights and privileges associated with stock ownership. You will receive all shareholder communications, including proxy material and annual reports.  You will be given the opportunity to vote your Plan shares, and your shares will be voted in accordance with your direction. If you wish, you may vote your shares in person at shareholder meetings.

20.	What provisions are made for non-U.S. residents?
Cash investments from non-U.S. residents must be in U.S. dollars and drawn on a U.S. or Canadian financial institution and will be invested in the same manner as investments from other participants.  Each participant is responsible for reviewing the applicable laws of his or her country of residence prior to investing in PG&E Corporation common stock.

A foreign person (nonresident alien individual or foreign entity) is subject to tax withholding at a 30% rate on the gross amount of certain payments of U.S. source income including dividends, unless the beneficial owner of the payment is entitled to a reduced rate of, or exemption from, withholding tax under an income tax treaty. Foreign entity owned accounts may also be subject to 30% withholding on all applicable U.S. sourced income, including dividends, as required by the Foreign Account Tax Compliance Act ("FATCA"). Gross proceeds received from the sale or exchange of PG&E Corporation common stock will also be subject to potential FATCA withholding effective on January 1, 2019.  Foreign persons should consult with their tax advisors or counsel as to which tax certification form they are required to provide and for more specific information regarding the withholding requirements under Chapters 3 and 4 (FATCA) of the U.S. Internal Revenue Code.

21.	How will I keep track of my investments?
The Administrator will send a transaction statement confirming the details of each transaction you make. When you reinvest your dividends, you will receive a summary statement of your account which will include all year- to-date activity. If you do not reinvest dividends and have no additional purchase or sale transactions, you will receive an annual statement detailing the status of your holdings of PG&E Corporation common stock in your Plan account.

You may elect to have your statements and other information sent to you automatically by initiating eDelivery through shareowneronline.com. Convenient and easy online access to your shareholder communications is only a click away. Besides your Plan account statements, you may access tax documents, notifications, transaction advices, and selected correspondence online.

Enrollment is simple and quick. Log on to shareowneronline.com to enjoy many of the Plan benefits, including:

•	Faster delivery of important documents
•	Electronic notification of account activity via email
•	Secure access 24 hours a day, 7 days a week
•	Convenient management of your documents – view, print, download
•	Access to view your account balance and dividend reinvestment historical transactions Please visit shareowneronline.com for more information.

22.	How would I terminate my participation?
You can terminate your participation in the Plan at any time by contacting the Administrator. You can submit your request for termination online, by telephone or through the mail (see Contact Information under "What if I have questions about the Plan?").  For your convenience, a Transaction Request Form is attached to your statement. Complete the form by filling in the required fields and indicating your intention to terminate your participation in the Plan. Following termination, all future dividends will be paid to you in cash.

Retain shares – If you elect to keep your shares, the whole shares held in your Plan balance will be moved to book-entry DRS. Any fractional shares will be sold at the market price, and you will receive a check (less any fees) for the proceeds.

Sell shares – If you choose to sell all of your shares, your sale proceeds, less applicable taxes and transaction fees, will be remitted to you via check. Or you can choose to have them directly deposited into your bank account.

If you terminate your participation in the Plan but do not indicate your preference to retain or sell your shares, the Plan shares will be moved to book-entry DRS form until the Administrator receives further instructions.

23.	What if I have questions about the Plan?
Questions regarding enrollment, requests for purchase or sale of shares, and other transactions or services offered by the Plan should be directed to the Administrator through the following:

Contact Information

A.	Internet

shareowneronline.com
Available 24 hours a day, 7 days a week for access to account information and answers to many common questions and general inquiries.

To enroll in the Plan:
If you are an existing registered shareholder:
1. Go to shareowneronline.com
2. Select Sign Up Now!
3. Enter your Authentication ID* and Account Number

*If you do not have your Authentication ID, select I do not have my Authentication ID. For security, this number is required for first time sign on.

If you are a new investor:
1. Go to shareowneronline.com
2. Under Invest in a Plan, select Direct Purchase Plan
3. Select PG&E Corporation
4. Under New Investors, select Invest Now
5. Follow instructions on the Buy Shares

B.	Email
Go to shareowneronline.com and select Contact Us.

C.	Telephone
1-888-489-4689 Toll-Free
651-450-4064 outside the United States

Shareowner Relations Specialists are available Monday through Friday, from 7:00 a.m. to 7:00 p.m. Central Time

You may also access your account information 24 hours a day, 7 days a week using our automated voice response system.

D.	Written correspondence and deposit of certificated shares*:
Wells Fargo Shareowner Services
P.O. Box 64856
St. Paul, MN 55164-0856

E.	Certified and overnight delivery
Wells Fargo Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100

*If sending in a certificate for deposit, see certificate deposit information.

Be sure to include your name, address, daytime phone number, account number, and a reference to PG&E Corporation on all correspondence.

PG&E Corporation common stock is not insured by the FDIC or any other government agency, are not deposits or other obligations of, and are not guaranteed by, Wells Fargo Shareowners Services or PG&E Corporation, and are subject to investment risks, including possible loss of principal amount invested. Common stock held in the Plan is not subject to protection under the Securities Investor Protection Act of 1970.  Investors must make independent investment decisions based upon their own judgment and research.

24.	What are the responsibilities of PG&E Corporation and the Administrator?
PG&E Corporation cannot assure you a profit or protect you against a loss on the shares you purchase under the Plan. Neither PG&E Corporation nor the Administrator will be liable for any act done in good faith, or as required by applicable laws, or for any good faith omission to act. This includes, without limitation, any claims of liability:

•	for the prices at which stock purchases or sales are made as reflected in your Plan account, or the dates of the purchases or sales of your Plan shares; or
•	for any fluctuation in the market value of your PG&E Corporation shares after they are purchased or sold.

In addition, neither PG&E Corporation nor the Administrator will be liable for failure to terminate your account upon your death before receiving written notice of your death.

The payment of dividends is at the discretion of PG&E Corporation's Board of Directors. The Board may change the amount and timing of dividends at any time without notice.

25.	Can PG&E Corporation make changes to the Plan?
PG&E Corporation reserves the right to suspend, modify, or terminate the Plan or your interest in the Plan at any time. You will receive notice of any such suspension, modification, or termination. PG&E Corporation also reserves the right to change any administrative procedures of the Plan. If the Plan, or your interest in the Plan, is terminated, the Administrator will continue to hold your shares of PG&E Corporation stock in book- entry form unless you request that the Administrator issue a stock certificate, or you ask your broker to request that the Administrator transfer the shares to your brokerage account.

26.	What law governs the Plan?
The terms and conditions of the Plan and its operation shall be governed by the laws of the State of California.

27.	How is the Plan to be interpreted?
Any question of interpretation arising under the Plan will be determined by us, and any such determination will be final. Any action taken by us or the Administrator to effectuate the Plan in the good faith exercise of our or its judgment will be binding on all participants.

28.	How do I participate in the waiver discount?
Submission of Requests for Waiver. Optional cash investments of more than $250,000 annually (including any initial investments in excess of $250,000) ("Large Cash Purchase") may be made only by investors that submit a request for waiver, including waiver discounts. Large Cash Purchase requests may be approved by us in our sole discretion at any time.  Investors who wish to make Large Cash Purchases for any month should call (415) 973-8200 to determine if we will be considering Large Cash Purchase requests for such month. When you inquire, you will be informed of one of the following:

•	that we are not currently considering Large Cash Purchase requests; or
•	that we will be considering Large Cash Purchase requests, in which case information will be provided about submitting a Large Cash Purchase Request Form.
Large Cash Purchase Request Forms may be obtained online at shareowneronline.com. Completed Large Cash Purchase requests must be delivered to WaiverDiscount@WellsFargo.com by no later than 4:00 p.m. Central Time on the third business day before the first day of the "pricing period" for the applicable waiver period, as described below. Any investor whose Large Cash Purchase request has been approved (including the amount of the investment approved) will be notified by return email or by telephone by 4:00 p.m. Central Time on the second business day before the first day of the applicable pricing period. The Administrator must receive funds relating to any approved Large Cash Purchase request by wire transfer to the designated account no later than 2:00 p.m. Central Time on the business day before the first day of the applicable pricing period. All such funds received after 2:00 p.m. Central Time on such business day may be returned without interest.

Action on Large Cash Purchase Requests. We have the sole discretion to grant or refuse to grant, in whole or in part, a Large Cash Purchase request. In acting on a Large Cash Purchase request, we will consider relevant factors, including without limitation:
•	whether the Plan is then purchasing shares of common stock from us or in the open market;
•	our need for additional funds;
•	the attractiveness of obtaining funds through the sale of shares of common stock under the Plan compared to other available sources of funds;
•	the purchase price likely to apply to any sale of shares of common stock under the Plan;
•	the party submitting the request, including the extent and nature of that party's prior participation in the Plan and the number of shares of common stock held by that party; and
•	the aggregate amount of Large Cash Purchases in excess of $250,000 annually for which we have received Large Cash Purchase requests under the Plan.

Large Cash Purchases will be priced as follows:

•
To determine the purchase price of shares of common stock purchased from us pursuant to a Large Cash Purchase request, we will fix the number of trading days in the "pricing period" for the applicable investment. The pricing period generally will consist of one to 15 consecutive trading days, unless the pricing period is extended as described below. On each trading day, we will generally apply an equal portion of the amount approved for investment pursuant to a Large Cash Purchase request to the purchase of shares of common stock, subject to the qualifications described below. Each day in the pricing period on which shares of common stock are purchased is referred to as a "Purchase Date." The price for shares of common stock purchased on each Purchase Date in a pricing period will be equal to 100% (less any applicable discount, as described below) of the composite volume weighted average price, rounded to four decimal places, of shares of common stock, as traded on the composite exchanges during regular NYSE hours on the Purchase Date. We will obtain this composite exchange pricing information from Reuters or, if Reuters is no longer providing this information, another authoritative source.

•
We may establish for each pricing period a minimum, or "threshold," price applicable to purchases made pursuant to a Large Cash Purchase request. We will make this determination in our discretion after a review of, among other factors, current market conditions, the level of participation in the Plan and our current and projected capital needs. We will notify an investor of the establishment of a threshold price at the time the Large Cash Purchase request has been approved.

•
If established for any pricing period, the threshold price will be stated as a dollar amount which the composite volume weighted average price of shares of common stock, rounded to four decimal places, as traded during regular NYSE hours, must equal or exceed for each trading day of such pricing period (not adjusted for discounts, if any) in order for such trading day to be considered a Purchase Date. Except as provided below, any trading day for which such volume weighted average price is less than the applicable threshold price will not be considered a Purchase Date, and no funds will be invested in shares of common stock on that date. Funds that are not invested will be returned without interest, as described below.

•
The establishment of the threshold price and the potential return of a portion of investment funds apply only to investments made pursuant to Large Cash Purchase requests. Establishing a threshold price for a particular pricing period will not affect the establishment of a threshold price for any subsequent pricing period.

•
If we establish a threshold price for any pricing period, we may elect to extend that pricing period. If we do so, the initial pricing period may be extended by the number of trading days during the initial pricing period, up to three trading days, during which the threshold price is not satisfied or there are no trades of shares of common stock on the composite exchanges.

•	Neither we nor the Administrator are required to notify you that a threshold price has been established for any pricing period.
•
If we elect to grant a pricing period extension and the threshold price is satisfied for any additional trading day during an extension, that trading day will be included as a Purchase Date for the extended pricing period. For example, if the extension feature is in use and the initial pricing period is ten trading days, but the threshold price is not satisfied on three out of those ten days, the pricing period may be extended by three trading days. If the threshold price is satisfied on any of the three trading days during the extension period, each of those three trading days will be a Purchase Date for that pricing period.

•
We may, in our sole discretion, establish a discount from the market price otherwise applicable to Large Cash Purchases (including initial investments) made pursuant to a request for waiver, but we are not obligated to do so. Any discount (including any applicable brokerage fees paid by us) may be 0.0% to 3.0% of the regular market price and may be varied by us in our sole discretion. We may establish any discount in our sole discretion after a review of, among other factors, current market conditions, the level of participation in the Plan, the attractiveness of obtaining financing through the sale of shares of common stock as compared to other sources of funds, and our current and projected capital needs. Establishing a discount for a particular pricing period will not affect the establishment of a discount for any subsequent pricing period.

•
Any investor purchasing shares of common stock pursuant to a request for a Large Cash Purchase will be treated as the beneficial owner of all shares of common stock purchased on each Purchase Date in the applicable pricing period as of the close of business on such Purchase Date, although Plan shares of common stock will not be credited to such investor's account until the conclusion of the pricing period unless we elect to use the "continuous settlement feature" described below for that pricing period.

•
If we elect to use the continuous settlement feature, shares of common stock will be credited to the Plan accounts of investors purchasing shares of common stock pursuant to requests for a Large Cash Purchase within three business days after each Purchase Date. We may activate the continuous settlement feature for a particular investment at the time we determine other pricing terms in respect of shares of common stock to be sold pursuant to a Large Cash Purchase request.

•
We will return, without interest, any amount to be invested pursuant to a Large Cash Purchase request that is not applied to the purchase of shares of common stock because the threshold price is not met or shares of common stock are not traded on the composite exchanges on any trading day during a pricing period or extension, as applicable. Any such uninvested funds will be returned within five business days after the last day of the applicable pricing period, as it may be extended. The amount returned will be based on the number of days on which the threshold price was not satisfied or no trades were reported on the composite exchanges compared to the total number of days in the pricing period or extended pricing period, as applicable. For example, the amount returned for a ten-day pricing period will equal one-tenth of the total amount of your proposed Large Cash Purchase investment for each trading day on which the threshold price is not satisfied or shares of common stock are not traded on the composite exchanges.

From time to time, financial intermediaries, including brokers and dealers, and other persons may engage in positioning transactions in order to benefit from any waiver discounts applicable to investments made pursuant to requests for waiver for Large Cash Purchases under the Plan. Those transactions may cause fluctuations in the trading volume of our common stock. Financial intermediaries and such other persons who engage in positioning transactions may be deemed to be underwriters. We have no arrangements or understandings, formal or informal, with any person relating to the sale of shares of common stock to be received under the Plan. We reserve the right to modify, suspend or terminate participation in the Plan by otherwise eligible persons to eliminate practices that are inconsistent with the purpose of the Plan.
We may alter, amend, supplement or waive, in our sole discretion, the time periods and/or other parameters relating to optional cash purchases in excess of $250,000 made by one or more participants in the Plan or new investors, at any time and from time to time, prior to the granting of any request for waiver or within a pricing period as determined by us.

Use of Proceeds

If we issue shares of PG&E Corporation common stock to investors under the Plan, we intend to contribute all of the proceeds from the sale of such shares to Pacific Gas and Electric Company to be used by it for general corporate purposes.  If shares are purchased by the Administrator in the open market, we will not receive any proceeds.

Legal Matters

Frances S. Chang, Chief Counsel of the Pacific Gas and Electric Company Law Department, has passed upon the validity of PG&E Corporation common stock issued by us under the Plan.

Experts

The consolidated financial statements and the related consolidated financial statement schedules, incorporated in this Prospectus by reference from PG&E Corporation's Annual Report on Form 10-K for the year ended December 31, 2015, and the effectiveness of PG&E Corporation's internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and consolidated financial statement schedules have been so incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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